United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Press Release Reelection of Vale’s Executive Board Rio de Janeiro, March 15h, 2021 - Vale SA ("Vale" or the "Company") informs that, on this date, the Company's Board of Directors approved, with the favorable opinion of the People, Compensation and Governance Committee, the election and reelection of Vale's Executive Board. Alexandre Silva D’Ambrosio, then Vale’s Legal Director, moves to the position of Legal Executive Officer, while Marina Barrenne de Artagão Quental, then People Director, moves to the position of Executive Officer of People. Maria Luiza de Oliveira Pinto e Paiva is also elected as Executive Officer of Sustainability. The change in the organizational structure aims at greater alignment with the company's strategy, equaling the responsibility level and accountability, reinforcing Vale's commitment to the evolution of its Corporate Governance. The renewal of contracts updates some general and specific clauses for each Executive Director. The eventual non-renewal of the contracts would have resulted in the payment of the same indemnities due for early termination. The executive officers reelected are: Eduardo de Salles Bartolomeo (Chief Executive Officer), Alexandre Gomes Pereira (Executive Officer of Business Support), Carlos Henrique Senna Medeiros (Executive Officer of Safety and Operational Excellence), Luciano Siani Pires (Executive Officer of Finance and Investor Relations), Luiz Eduardo Fróes do Amaral Osorio (Executive Officer of Institutional Relations and Communication) and Marcello Magistrini Spinelli (Executive Officer of Ferrous). According to the amendment to the Company's Bylaws, approved at the Extraordinary General Meeting of March 12, 2021, the term of office of the Executive Board is now 3 (three) years, aiming to provide greater stability to Vale's management. Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 16th, 2021		Head of Investor Relations